Date            19 June 2000
Number          60/00

BHP ANNOUNCES SECOND SUCCESSFUL WELL IN TRINIDAD

The Broken Hill Proprietary Company Limited (BHP) advises that its wholly-owned subsidiary, BHP Petroleum (Trinidad) Ltd., has made a second natural gas discovery with its second exploration well in the Block 2(c) Production
Sharing Contract area, offshore Trinidad.

BHP Petroleum is the operator and holds 45per cent working interest in Block 2(c). Elf Petroleum Trinidad B.V. (30%) and Talisman (Trinidad) Ltd. (25%) are the other participants.

The Aripo-1 exploration well is located 40 kilometres off Trinidad's east coast in approximately 30 metres of water. The well commenced drilling on 4 May 2000 and encountered natural gas in a similar section to that successfully tested in the first exploration well, Angostura-1.
A cased hole test was conducted and the well flowed natural gas at a stabilized rate of 21.6 million standard cubic feet per day on a 44/64th inch choke.
The maximum rate flow test was 46.3 million standard cubic feet per day on a 80/64th inch choke.

Forward plans for Block 2(c) will be determined after information obtained from the well is evaluated, which will include assessing the cumulative impact of the Aripo-1 discovery with the previously announced (14 May 1999) Angostura-1 well (30 million standard cubic feet per day on a 56/64 inch choke). Angostura-1 is also located in Block 2(c), 4 kilometres to the southwest of Aripo-1.

BHP will drill another exploration well in adjacent Block 2(ab) which is held by BHP Petroleum (operator, 50%) and Talisman (Trinidad) Holdings Ltd. (50%). Operations will commence later this year.

Blocks 2(c) and 2(ab) were acquired in 1996 and are included in BHP's gas strategy. The area is a proven hydrocarbon province and, in addition to a local gas market based on petrochemical manufacturing, there are established liquefied natural gas facilities exporting gas to eastern US markets.


Contact:

Melbourne:
MEDIA RELATIONS                  INVESTOR RELATIONS
Dr Malcolm Garratt               Dr Robert Porter
Group Manager External Affairs   Vice President Investor Relations
Phone:  61 3 9652 6872           Phone:  61 3 9609 3540
Mobile: 0419 582 255             Mobile: 0419 587 456

Houston:
Kent Grubbs
Vice President Strategic Planning and External Affairs
BHP Petroleum
Phone:  1 713 961 8523

Candy Ramsey
BHP Investor Relations Houston
Tel:    1 713 961-8640
EMail: ramsey.candy.pa@bhp.com.au